UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number: 001-38429

Bilibili Inc.

Building 3, Guozheng Center, No. 485 Zhengli Road

Yangpu District, Shanghai, 200433

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibit Index

99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Exhibit 99.1 sets forth the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section included in the Registrant’s preliminary offering memorandum dated May 27, 2020 in connection with the proposed offering of convertible senior notes

99.2	Unaudited Interim Condensed Consolidated Financial Statements

Exhibit 99.2 sets forth the unaudited interim condensed consolidated financial statements for the three months ended March 31, 2019 and 2020 incorporated by reference in the Registrant’s preliminary offering memorandum dated May 27, 2020 in connection with the proposed offering of convertible senior notes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BILIBILI INC.

By	:	/s/ Xin Fan
Name	:	Xin Fan
Title	:	Chief Financial Officer

Date: May 27, 2020